FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April, 2007

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated April 10, 2007, relating to the Historical Information on 2006 Quarterly Results

Page 1 of 6 Total Pages

PRESS RELEASE

Paris, April 10, 2007	Euronext: LG, NYSE: LR

HISTORICAL INFORMATION ON 2006 QUARTERLY RESULTS

Ahead of the publication of its results for the first quarter 2007, which will take place on May 3, 2007 before stock market opening, Lafarge releases 2006 quarterly historical information. In order to reflect its divestment, effective February 29, 2007, the Roofing activity is presented in the Group’s financial statements as discontinued operations.

You may download more detailed information about these 2006 historical quarterly figures (including geographical information) on the web site at www.lafarge.com (Homepage “Finance”).

Consolidated statements of income (unaudited)

	2006
MILLION EUROS, EXCEPT PER SHARE DATA	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	12 MONTHS
Revenue	3,478	4,576	4,656	4,199	16,909
Cost of sales	(2,813)	(3,222)	(3,308)	(3,042)	(12,385)
Selling and administrative expenses	(447)	(438)	(407)	(460)	(1,752)

Current operating income (1)	218	916	941	697	2,772

Gains (losses) on disposals	(3)	1	7	23	28
Other operating income (expenses)	(9)	(36)	52	(129)	(122)

Operating income	206	881	1,000	591	2,678

Finance (costs) income	(107)	(80)	(149)	(149)	(485)
Income from associates	9	9	9	3	30

Income from continuing operations before income tax	108	810	860	445	2,223

Income tax	(23)	(241)	(271)	(95)	(630)

Net income from continuing operations	85	569	589	350	1,593

Net income from discontinued operations	(15)	13	39	(41)	(4)

Net Income	70	582	628	309	1,589

Out of which:
Group share	58	490	548	276	1,372
Minority interests	12	92	80	33	217

Basic earnings per share (euros)	0.33	2.81	3.14	1.58	7.86

Diluted earnings per share (euros)	0.33	2.79	3.10	1.53	7.75

(1)	Operating income before capital gains, impairment, restructuring and other

Page 2 of 6 Total Pages

Consolidated balance sheets (unaudited)

	2006, AT
MILLION EUROS	MARCH, 31	JUNE, 30	SEPTEMBER, 30	DECEMBER, 31
ASSETS
Non-current assets	20,499	21,701	22,171	20,447
Goodwill	6,616	8,076	8,184	7,484
Intangible assets	357	368	375	426
Property, plant and equipment	12,097	11,920	12,103	11,183
Investments in associates	387	390	405	253
Other financial assets	689	659	790	830
Derivative instruments - assets	59	40	65	70
Deferred income tax assets	294	248	249	201

Current assets	7,306	7,420	7,762	9,367

Inventories	1,972	1,890	1,883	1,619
Trade receivables	2,806	3,408	3,519	2,674
Other receivables	913	944	1,017	1,126
Derivative instruments	84	106	62	60
Cash and cash equivalents	1,531	1,072	1,281	1,155

Assets held for sale	—	—	—	2,733

Total Assets	27,805	29,121	29,933	29,814

LIABILITIES
Common stock	704	705	705	707
Additional paid-in capital	6,327	6,355	6,368	6,420
Treasury shares	(94)	(92)	(82)	(72)
Retained earnings	2,083	2,126	2,747	3,023
Other reserves	146	125	85	120
Foreign currency translation	653	273	347	205
Shareholders’ equity - Parent company	9,819	9,492	10,170	10,403
Minority interests	2,503	1,327	1,398	1,391

Equity	12,322	10,819	11,568	11,794

Non-current liabilities	10,413	11,519	12,500	11,859

Deferred income tax liabilities	552	575	653	577
Pension& other employee benefits liabilities	1,182	1,161	1,243	906
Provisions	995	996	952	935
Long-term debt	7,660	8,769	9,629	9,421
Derivative instruments	24	18	23	20

Current liabilities	5,070	6,783	5,865	6,161

Pension & other employee benefits liabilities, current portion	151	143	47	120
Provisions, current portion	109	132	163	132
Trade payables	1,569	1,626	1,631	1,598
Other payables	1,589	1,802	1,911	1,668
Income tax payable	12	39	96	136
Short term debt and current portion of long-term debt	1,610	3,022	1,985	1,664
Derivative instruments	30	19	32	25

Liabilities associated with assets held for sale	—	—	—	818

Total equity and liabilities	27,805	29,121	29,933	29,814

Page 3 of 6 Total Pages

Consolidated statements of cash flows (unaudited)

	2006
MILLION EUROS	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	12 MONTHS
Net cash provided by (used in) operating activities
Net income	70	582	628	309	1,589
Net income (loss) from discontinued operations	(15)	13	39	(41)	(4)
Net income from continuing operations	85	569	589	350	1,593
Adjustments for income and expenses non cash or not related to operating activities, for financial expenses and income taxes :
Depreciation and amortization of assets	229	235	227	241	932
Impairment losses	—	—	—	23	23
Income from associates	(9)	(9)	(9)	(3)	(30)
(Gains) on disposals, net	(1)	3	(7)	(23)	(28)
Finance costs (income)	107	80	149	149	485
Income taxes	23	241	271	95	630
Others, net	(21)	66	(44)	89	90
Change in operating working capital items, excluding financial expenses and income taxes	(292)	(346)	(104)	485	(257)

Net operating cash provided by continuing operations before impacts of financial expenses and income taxes	121	839	1,072	1,406	3,438

Cash payments for financial expenses	(99)	(110)	(66)	(238)	(513)
Cash payments for income taxes	(76)	(149)	(124)	(194)	(543)

Net operating cash provided by continuing activities	(54)	580	882	974	2,382

Net operating cash provided by discontinued activities	(105)	52	119	118	184

Net cash provided by operating activities	(159)	632	1,001	1,092	2,566

Net cash provided by (used in) investing activities
Capital expenditures	(304)	(378)	(370)	(587)	(1,639)
Investment in subsidiaries and joint ventures (1)	(70)	(2,911)	(101)	(69)	(3,151)
Investment in associates	(2)	(4)	—	(4)	(10)
Investment in available for sale investments	(18)	(4)	3	5	(14)
Disposals (2)	23	73	28	56	180
Net decrease (increase) in loans and long-term receivables	4	(5)	(11)	(3)	(15)

Net cash provided by (used in) investing activities from continuing operations	(367)	(3,229)	(451)	(602)	(4,649)

Net cash provided by (used in) investing activities from discontinued operations	(25)	(34)	(62)	(77)	(198)

Net cash provided by (used in) investing activities	(392)	(3,263)	(513)	(679)	(4,847)

Page 4 of 6 Total Pages

	2006
MILLION EUROS	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	12 MONTHS
Net cash provided by (used in) financing activities
Proceeds from issuance of common stock	4	8	6	30	48
Proceeds from issuance of common stock – minority interests subscription	40	132	(26)	2	148
Decrease in treasury shares	4	2	10	10	26
Dividends paid	—	(447)	—	—	(447)
Dividends paid by subsidiaries to minority interests	(9)	(85)	(57)	(19)	(170)
Proceeds from issuance of long-term debt	32	2,641	54	614	3,341
Repayment of long-term debt	(593)	(814)	(205)	(601)	(2,213)
Increase (decrease) in short-term debt	874	765	(6)	(485)	1,148

Net cash provided by (used in) financing activities from continuing operations	352	2,202	(224)	(449)	1,881

Net cash provided by (used in) financing activities from discontinued operations	19	(18)	(6)	20	15

Net cash provided by (used in) financing activities	371	2,184	(230)	(429)	1,896

Increase (decrease) in cash and cash equivalent of continuing operations	(69)	(447)	207	(77)	(386)

Increase (decrease) in cash and cash equivalents of discontinued operations	(111)	—	51	61	1
Net effect of foreign currency translation on cash and cash equivalents	(24)	(12)	(49)	(12)	(97)
Cash and cash equivalents at beginning of the period	1,735	1,531	1,072	1,281	1,735
Reclassification of cash and cash equivalents of discontinued operations	—	—	—	(98)	(98)

Cash and cash equivalents at end of the period	1,531	1,072	1,281	1,155	1,155

(1) Net of cash and cash equivalents of companies acquired	—	2	2	1	5
(2) Net of cash and cash equivalents of companies disposed of	—	2	—	2	4

COMMUNICATIONS		INVESTOR RELATIONS
Stéphanie Tessier:	+33(1) 44 34 92 32	Yvon Brindamour:	+33(1) 44 34 11 26
Stephanie.tessier@lafarge.com		Yvon.brindamour@lafarge.com

Lucy Wadge:	+33(1) 44 34 19 47	Danièle Daouphars:	+33(1) 44 34 11 51
Lucy.wadge@lafarge.com		Daniele.daouphars@lafarge.com

Claire Mathieu:	+33(1) 44 34 18 18	Stéphanie Billet:	+33(1) 44 34 94 59
Claire.mathieu@lafarge.com		Stephanie.billet@lafarge.com

Page 5 of 6 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 11, 2007	Lafarge (Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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